

Mail Stop 4546

February 8, 2017

Lucy Lu, M.D.
Interim President and Chief Executive Officer
Avenue Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

> **Re:** **Avenue Therapeutics, Inc.**
> **Registration Statement on Form 10**
> **Filed January 12, 2017**
> **File No. 000-55556**

Dear Dr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Business, page 1

Intellectual Property and Patents, page 5

2.   With respect to the recent patent application claiming a dosing regimen in your
        intravenous tramadol product, please disclose the expected expiration date of the patent,
        if issued.

Our Development and Regulatory Strategy for IV Tramadol, page 11

3.   Please expand your disclosure to provide a discussion of the design and results of your
        Phase 2 clinical trials. If any material developments occurred in at the End-of-Phase 2
        meeting with the FDA, please also discuss.

Liquidity and Capital Resources, page 36

4.   We note your disclosure that the principal amount of the NSC Note is payable starting
        after the first 24 months after issuance, or 30 months after issuance if Fortress extends the
        maturity date by six months. Given that the note was issued in February 2015, please
        revise your disclosure to state whether Fortress has granted an extension of the maturity
        date, and, if not, how you plan to satisfy the payments due.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

5.   Please update the information in the table as of the most recent practicable date. Refer to
        Item 403 of Regulation S-K. Similarly, please also update your disclosure on page 50
        under the caption, "Holders."

2015 Director Compensation, page 45

6.   We note you provided disclosure of director compensation through the period ended
        September 30, 2016. Please revise to disclose compensation for your last completed
        fiscal year. See Item 402(r) of Regulation S-K.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 53

7.   Please provide the disclosures required by Item 304 of Regulation S-K and exhibit 16 as
        required by Item 601 of Regulation S-K regarding termination of EisnerAmper LLP.

Exhibits, page 54

8.   Please file copies of the following documents as exhibits to your registration statement:
        (i) the Asset Transfer Agreement dated May 13, 2015 referenced on page 7, (ii) the

amendment to the license agreement with Revogenex dated June 23, 2016 referenced on page 7, and (iii) the second amendment to the consulting agreement with Dr. Reines referenced on page 45.

<u>Financial Statements, page 54</u>

9.   Audited financial statements as of December 31, 2016 and for the year then ended will be required in the filing at the effective date pursuant to rule 8-08 of Regulation S-X in order to ensure that the financial statements in the filing are current.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg at (202) 551-2339 or Jim B. Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark McElreath, Esq.
        Alston & Bird LLP